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                           April 30, 2020

       Daniel O'Brien
       Chief Executive Officer
       Flexible Solutions International, Inc.
       6001 54 Ave.
       Taber, Alberta, Canada T1G 1X4

                                                        Re: Flexible Solutions
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 001-31540

       Dear Mr. O'Brien:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Financial Statements
       Audit Report, page F-1

   1. We note you have not included an audit report for your fiscal year 2018 financial statements. Once you
have obtained permission from your predecessor auditor for the re-
                                                        issuance of the audit
report, please amend the fiscal year 2019 Form 10-K to provide audited financial
statements for two fiscal years in accordance with Article 8-02 of
                                                        Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Tracie
Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser,
 Daniel O'Brien
Flexible Solutions International, Inc.
April 30, 2020
Page 2

Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDaniel O'Brien                          Sincerely,
Comapany NameFlexible Solutions International, Inc.
                                                          Division of
Corporation Finance
April 30, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName